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                              October 7, 2020

       Tom Wasserman
       Chief Executive Officer
       Altimar Acquisition Corp.
       40 West 57th Street
       33rd Floor
       New York, NY 10019

                                                        Re: Altimar Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Confidentially
Submitted September 14, 2020
                                                            CIK No. 0001823945

       Dear Mr. Wasserman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Structural Flexibility, page 5

   1. We note your disclosures under this heading on pages 5 and 83 that the sponsor may agree to vesting or other
terms relating to the Class B founder shares, and that it will maintain flexibility and use the
Class B founder shares as a tool to source or close the right transaction in a manner
that aligns with its objectives. Please elaborate on the flexibility that the sponsor
maintains to agree to terms or uses for the founder shares that are not described in the
prospectus. Please address whether the sponsor would be able to take actions or agree to
terms requiring a waiver or amendment to the limitations on the transfer of the founder
shares, the terms of conversion to Class A shares, and any rights or
 Tom Wasserman
Altimar Acquisition Corp.
October 7, 2020
Page 2
         waivers of rights of the founder shares to redemption or liquidating distributions.
        You may contact Peter McPhun at (202) 551-3581 or Kristina Marrone at
(202) 551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 or Joel Parker at (202) 551-3651 with any other questions.



FirstName LastNameTom Wasserman                                Sincerely,
Comapany NameAltimar Acquisition Corp.
                                                               Division of
Corporation Finance
October 7, 2020 Page 2                                         Office of Real
Estate & Construction
FirstName LastName